As filed with the Securities and Exchange Commission on May 23, 2022	Registration No. 333 – 264280

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

Woodside Energy Group Ltd

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Commonwealth of Australia

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Woodside Energy (USA) Inc.

3040 Post Oak Blvd Floor 18, Suite 1800-124

Houston, TX 77056

(713) 401-0000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Kimball Scott D. Rubinsky Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3900 Dallas, Texas 75201 (214) 220-7700	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive one (1) ordinary share of Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”)	N/A	N/A	N/A	N/A

*    Each unit represents 100 ADSs.

**  Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Pre-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), (10), and (11).

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).
3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”) (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with, and submit certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Second Amended and Restated Deposit Agreement, by and among Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”) (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a)(i).

(a)(ii)	Amended and Restated Deposit Agreement, dated as of February 11, 2015, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Previously filed as exhibit (a)(ii) to Registration Statement on Form F-6, File No. 333-264280, filed on April 13, 2022, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Previously filed as exhibit (f) to Registration Statement on Form F-6, File No. 333-264280, filed on April 13, 2022, and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”), by and among Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of May, 2022.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of Woodside Energy Group Ltd

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in City of Perth, State of Western Australia, Australia on May 23, 2022.

Woodside Energy Group Ltd

By:	/s/ Marguerite O'Neill
Name: Marguerite O'Neill
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 23, 2022.

Name	Title

/s/ Marguerite O'Neill	Chief Executive Officer
Marguerite O'Neill	(Principal Executive Officer)

/s/ Graham Tiver	Chief Financial Officer
Graham Tiver	(Principal Financial Officer and Principal Accounting Officer)

*	Non-Executive Director
Richard Goyder, AO

*	Non-Executive Director
Larry Archibald

*	Non-Executive Director
Frank C. Cooper, AO

*	Non-Executive Director
Swee Chen Goh

*	Non-Executive Director
Christopher M. Haynes, OBE

*	Non-Executive Director
Ian Macfarlane

*	Non-Executive Director
Ann Pickard

*	Non-Executive Director
Sarah Ryan

*	Non-Executive Director
Gene T. Tilbrook

*	Non-Executive Director
Ben Wyatt

*By:	/s/ Marguerite O'Neill
Name: Marguerite O'Neill
Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Woodside Energy Group Ltd (previously known as “Woodside Petroleum Ltd.”) has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on May 23, 2022

Woodside Energy (USA) Inc.

By:	/s/ Thomas Feutrill
Name:	Thomas Feutrill
Title:	Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Second Amended and Restated Deposit Agreement